EXHIBIT 99.1

POET Technologies’ New Module Designs Attract Major Companies at CIOE

Live Product Demonstrations Yield Numerous Customer Engagements

TORONTO, Sept. 12, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that its joint exhibition with Super Photonics Xiamen (SPX) at the China International Optoelectronics Expo (CIOE) in Shenzhen earlier this month was an outstanding success that signals more near-term commercial activity for the Company.

The objective for both POET and SPX was to feature 800G optical transceiver solutions by demonstrating the live performance of POET’s transmit (Tx) and receive (Rx) optical engines over 2km of fiber. With high demand for 800G 2xFR4 transceivers, over 20 private customer meetings were completed. Two major Tier 1 module suppliers already engaged with POET and its joint venture company, SPX, requested samples to be submitted for immediate evaluation, including optical engines for 800G Tx, 800G Rx, 400G Tx (the POET InfinityÔ chiplet) and 400G Rx. An additional engaged Tier 1 customer requested a quote for a customized 100G LR4 optical engine. Four new potential Tier 1 / Tier 2 customers requested samples as soon as possible for their 800G module designs.

POET’s 400G prototype transceiver module in the small QSFP-DD form factor highlighted the simplicity of the design and the excellent performance of its Tx and Rx optical engines.

“One customer commented, ‘Wow! I don’t have to worry about any coupling with your engines,’” said Raju Kankipati, POET’s North America GM and Senior VP of Product Management. “That kind of reaction is a testimony to the advantages we offer the industry. At CIOE, our value proposition was evident to those many attendees who witnessed our product demos.”

Conventional module assembly is challenging, often needing multiple labor-intensive active alignments to ensure proper coupling among components. With POET’s optical engines, no active alignments are needed.

In addition to potential module customers, the POET/SPX exhibit attracted the attention of major end users, including Alibaba, FiberHome, and ByteDance. POET and SPX also met with several key suppliers at the Conference, including several large and prominent laser and electronic component suppliers. Those conversations served to demonstrate how POET has integrated these components in its novel designs and how the POET ecosystem can be further strengthened with even deeper collaborations.

It was the first time since the pandemic that event organizers held an in-person CIOE, which meant many attendees were introduced to POET’s product lines for the first time during the September 6-8 event. Once customer representatives in China saw what POET has achieved with its optical engines, chiplets, and new modules, all based on the POET Optical Interposer™, they were eager to learn more. Follow-up discussions have already begun.

A video with more information on the Company’s activities at CIOE will be released on the POET YouTube channel in the coming days.

Dr. Mo Jinyu, POET’s Asia GM and Senior VP also made a presentation about the Company’s products to a large and enthusiastic audience at the International Conference on Computer Systems in Shenzhen (ICCSZ), which preceded the three-day CIOE Exhibition.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the demonstration of its products at exhibitions, and the capability, functionality, performance and cost of the Company’s technology, as well as the timing and inclusion of its technology in customer’s current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding its attendance at certain exhibitions, its ability to perform live demonstration of its products and the attendance and interest from customers and analysts. Actual results could differ materially due to a number of factors, including, without limitation, the failure of the Company to attend exhibitions, the ability to perform live demonstrations, the attractiveness of its product offerings and technology to customers and analysts. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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